10026208

D STATES
XCHANGE COMMISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34499

FEB 24 2010

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOMB & COMPANY, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
16851

2 MILL ROAD
(No. and Street)

HANCOCK (CITY) NH (state) 03449-5403 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB, PRESIDENT 1-603-525-4654 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, Frederick w. Newcomb swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Newcomb & Company, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Dian M. Dastas

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

CERTIFIED PUBLIC ACCOUNTANT CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Newcomb & Company, Inc.
Hancock, NH

In planning and performing my audit of the financial statements of Newcomb & Company, Inc. for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll

Harvey E Karll CPA, P.C.
Newburyport, MA
February 22, 2010

Newcomb & Company, Inc.

Audited Financial Statements

For The Year Ended December 31, 2009

Contents

Index
*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Newcomb & Company, Inc
2 Mill Road
Hancock, NH 03449-5403

I have audited the accompanying statement of financial condition of Newcomb & Company, Inc., as of December 31, 2009, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Newcomb & Company, Inc as of December 31, 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II AND III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll

Harvey E. Karll CPA, P.C.
February 22, 2010

Newcomb & Company, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 10,770
FINRA CRD Daily Account	575
Prepaid FINRA Fees	3,502
Prepaid Insurance	462
Equipment, computers and vehicles, at cost, less accumulated depreciation and amortization of $9,953	655
	$ 15,964

Liabilities and Stockholders Equity

Liabilities:	
Accounts Payable & Accrued Expenses	$ 3,324
Stockholders Equity:	
Common stock, no par, authorized 10,000 shares issued and outstanding 2,500	27,600
Paid in Capital	4,026
Retained Earnings	(18,986)
Total stockholders' equity	12,640
	$ 15,964

See Accountant's Report & Accompanying Notes

Newcomb & Company Inc
Statement of Income
For The Year Ended December 31, 2009

Revenues	
Commissions Income	$ 38,390
Rep Fees	5,975
Interest	6
	44,371
Expenses:	
Occupancy	1,500
Regulatory fees and expenses	7,575
Other expenses	40,647
	49,722
Income (Loss) before income taxes	(5,351)
Provision for income taxes	456
Net Income	($ 5,807)

See Accountant's Report & Accompanying Notes

Newcomb & Company, Inc.
Statement of Retained Earnings
December 31, 2009

Beginning Retained Earnings	($ 13,179)
Net Income (Loss)	(5,807)
Ending Retained Earnings	($ 18,986)

See Accountant's Report and Accompanying Notes

Newcomb & Company, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 5,806)	
Adjustments		
Add:		
Depreciation	1,884	
Prepaid Accounting	300	
FINRA CRD Daily Account	61	
Accounts Payable	462	
Less:		
Accrued Expenses	(2,250)	
State Income Tax Payable	(94)	
Cash from Operations		(5,443)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Retained Earnings	(2,770)	
Shareholder Distribution	2,770	
Financing Cash Flows		0
Cash Increase (Decrease)		(5,443)
Cash - Beginning of Year		
Cash - Checking-Citizen	8,869	
Cash-Money Market BOA	7,359	
Citizen Operating Acct A	0	
Total Beginning of Year		16,228
Cash on Statement Date		$ 10,785

See Accountant's Report and Accompanying Notes

Newcomb & Company, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Newcomb & Company, Inc. is incorporated in the Commonwealth of Massachusetts to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description, and to engage in any lawful business allowed in the Commonwealth of Massachusetts.

The company currently has several representatives on comission. Administrative support, office space and services may be provided without expense by a related entity. Due to this arrangement the results of the Company's operations may or may not be indicative of those which would exist or result from agreements and transactions among unrelated parties.

Depreciation

The company capitalizes the cost of computers, office equipment and automobiles and depreciates them using the straight line method over their useful life of 5 years.

Depreciation expense for 2009 is $1,884.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders.

This election is valid for Massachusetts; however, Massachusetts law requires a minimum tax of $456 on State Income Taxable Payable. Therefore, a provision and a related liabilty have been included in the financial statements for Masssachusetts income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $ at December 31, 2009, which exceed required net capital of $5,000 by $. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0. to 1.0.

3. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 456

Newcomb & Company, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2009

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. COMMON STOCK

Common Stock consist of:	
Common Stock, no par value,	
10,000 shares authorized and	
2,500 shares issued and outstanding	$27,600

6. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising expense in 2009 is $4,025.

7. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

8. CONCENTRATIONS IN SALES OF PRODUCT

In 2009, % of revenues were from sales of one company's product.

9. CONTINGENCIES AND LEGAL MATTERS

During 2006 the company was a defendent in a regulatory matter which was unresolved at December 31, 2009. The company and outside defense counsel believe there is no merit to the suit and intend to defend it vigorously based on the facts known to date, the company believes the likelihood of an unfavorable outcome is remote. Outside legal counsels opinion is that no matters raised will have a material negative affect on the company's financial condition.

Newcomb & Company, Inc.
Schedule I
Computation of Net Capital
December 31, 2009

Total Stockholder's Equity	$ 12,640
Less: Non Allowable Assets	5,194
Net Capital	7,446
Less: Capital Requirement	5,000
Excess Capital	$ 2,446
Aggregate Indebtedness	$ 3,324
Ratio of Aggregate Indebtedness To Net Capital	0.45 to 1.0

See Accountant's Report and Accompanying Notes

Newcomb & Company, Inc.
Schedule II
Reconciliation of Audited vs Unaudited Net Capital
December 31, 2009

Unaudited Net Capital	$ 12,442
Year End Accruals	198
Audited Net Capital	$ 12,640

See Accountant's Report and Accompanying Notes

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Newcomb & Company, Inc. as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) **4550**

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained **4560**

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis X **4570**

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-23904 **[4335A]**	Cantella & Co., Inc. **[4335A2]**	All [4335B]
8- **[4335C]**	**[4335C2]**	[4335D]
8- **[4335E]**	**[4335E2]**	[4335F]
8- **[4335G]**	**[4335G2]**	[4335H]
8- **[4335I]**	**[4335I2]**	[4335I]

D. (k) (3) Exempted by order of the Commission **4580**

See Accountant's Report and Accompanying Notes